METALLA ROYALTY & STREAMING LTD

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

FEBRUARY 28, 2019

NOTICE TO READER

The accompanying unaudited condensed interim consolidated financial statements of Metalla Royalty & Streaming Ltd. (the “Company”) for the nine months ended February 28, 2019 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed interim consolidated financial statements have not been reviewed by the Company’s external auditors.

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	February 28	May 31
	2019	2018
ASSETS
Current assets
Cash	$3,769,730	$4,817,357
Trade receivables and other (Note 3)	484,201	380,421
Total current assets	4,253,931	5,197,778
Non-current assets
Royalty and stream interests (Note 4)	46,833,820	17,030,963
Investment in Silverback (Note 5)	2,498,195	2,412,873
Total non-current assets	49,332,015	19,443,836
TOTAL ASSETS	$53,585,946	$24,641,614

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables (Note 6)	$965,661	$357,006
Loans payable (Note 7)	2,557,702	178,980
Total current liabilities	3,523,363	535,986
Non-current liabilities
Loans payable (Note 7)	624,964	8,652,673
Deferred income tax liabilities	384,791	197,314
Total non-current liabilities	1,009,755	8,849,987
Total liabilities	4,533,118	9,385,973
EQUITY
Share capital (Note 9)	71 ,078,704	35,859,181
Reserves	7,505,354	6,424,470
Deficit	(29,531,230)	(27,028,010)
Total equity	49,052,828	15,255,641
TOTAL LIABILITIES AND EQUITY	$53,585,946	$24,641,614

Commitments (Note 13)
Events after the reporting date (Note 14)

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on April 25, 2019.

Approved by the Board of Directors

“Brett Heath”	Director	“Lawrence Roulston”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	February 28	February 28	February 28	February 28
	2019	2018	2019	2018
Revenue from stream interest	$1,442,006	$1,761,491	$6,965,447	$5,500,239
Cost of sales	(538,104)	(676,671)	(2,643,897)	(2,197,603)
Depletion on stream interest (Note 4)	(419,723)	(872,795)	(2,137,028)	(2,720,924)
Gross profit	484,179	212,025	2,184,522	581,712
Consulting fees	(65,294)	(20,000)	(160,843)	(20,000)
Investor relations	(119,395)	(74,946)	(275,826)	(359,009)
Management and directors' fees (Note 1 0)	(138,268)	(92,465)	(541,719)	(288,615)
Office and administrative expenses	(90,521)	(80,506)	(258,128)	(228,082)
Professional fees	(97,873)	(164,866)	(258,923)	(313,852)
Share-based payments (Note 9)	(362,547)	(28,800)	(856,060)	(653,229)
Transfer agent and filing fees	(69,744)	(62,198)	(139,690)	(102,596)
Travel and related expenses	(44,362)	(6,350)	(104,774)	(10,197)
Income (loss) from operations	(503,825)	(318,106)	(411,441)	(1,393,868)
Share of net income of Silverback (Note 5)	45,026	88,170	85,182	247,866
Interest expense (Note 7)	(111,969)	(106,467)	(310,750)	(248,194)
Other income (expenses)	166,697	-	164,083	-
Foreign exchange gain (loss)	25,251	70,214	(181,270)	(220,169)
Income (loss) before income taxes	(378,820)	(266,189)	(654,196)	(1,614,365)
Current income tax (expense) recovery (Note 8)	36,611	49,155	(413,411)	(213,438)
Deferred income tax (expense) recovery (Note 8)	(103,896)	(93,811)	(187,477)	63,167
Net loss	$(446,105)	$(310,845)	$(1 ,255,084)	$(1,764,636)

Other comprehensive loss
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment	$(244,928)	$(64,872)	(3,594)	164,825
Other comprehensive loss	(244,928)	(64,872)	(3,594)	164,825
Total comprehensive loss	$(691,033)	$(375,717)	$(1,258,678)	$(1,599,811)

Earnings (loss) per share - basic and diluted	$(0.00)	$(0.00)	$(0.01)	$(0.03)
Weighted average number of shares outstanding - basic and diluted	1 1,928,822	74,407,325	94,526,891	70,007,945

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Nine months	Nine months
	ended	ended
	February 28	February 28
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,255,084)	$(1,599,811)
Items not affecting cash:
Share of net income of Silverback	(85,182)	(247,866)
Depletion on stream interest	2,137,028	2,720,924
Interest expense	310,750	248,194
Share-based payments	856,060	653,229
Deferred income tax expense (recovery)	187,477	(63,167)
Unrealized foreign exchange effect	27,309	16,311
	2,178,358	1,727,814
Net change in non-cash working capital items (Note 11 )	156,492	976,865
Net cash provided by operating activities	2,334,850	2,704,679

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests (Note 4)	(13,455,219)	(1,545,879)
Cash held by ValGold on acquisition (Note 4)	588,533	-
Recoveries from royalty and stream interests (Note 4)	105,273	-
Net cash used in investing activities	(12,761,413)	(1,545,879)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of stock options	48,000	356,000
Private placements	6,376,043	-
Exercise of share purchase warrants	3,572,103	984,300
Dividend paid	(1,248,136)	(148,759)
Proceeds from loans payable, net	2,554,721	-
Principal loan repayment	(1,566,939)	-
Interest paid	(377,837)	(188,762)
Net cash provided by financing activities	9,357,955	1,002,779

Effect of exchange rate changes on cash	20,981	(5,463)

Change in cash	(1,047,627)	2,156,116
Cash, beginning of period	4,817,357	1,216,650
Cash, end of period	$3,769,730	$3,372,766

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Number	Share			Total
	of shares	capital	Reserves	Deficit	equity
Balance as at May 31, 2017	56,885,215	$25,551,508	$6,110,780	$(24,091,976)	$7,570,312
Acquisition of royalty interests	14,546,597	7,855,161	-	-	7,855,161
Exercise of stock options	1,233,333	740,559	(384,559)	-	356,000
Exercise of share purchase and finder's warrants	2,187,334	1,260,479	(276,179)	-	984,300
Share-based payments	48,000	28,800	624,429	-	653,229
Foreign currency translation adjustment	-	-	164,825	-	164,825
Dividend paid	-	-	-	(148,759)	(148,759)
Loss for the period	-	-	-	(1,764,636)	(1,764,636)
Balance as at February 28, 2018	74,900,479	$35,436,507	$6,239,296	$(26,005,371)	$15,670,432

	Number	Share			Total
	of shares	capital	Reserves	Deficit	equity
Balance as at May 31, 2018	75,437,979	$35,859,181	$6,424,470	$(27,028,010)	$15,255,641
Private placements and share issuances	8,716,758	6,342,820	456,252	-	6,799,072
Share issue costs	-	(423,029)	-	-	(423,029)
Share issue costs, finder's warrants	-	(98,350)	98,350	-	-
Acquisition of royalty interests	22,402,003	17,884,442	830,810	-	18,715,252
Conversion on loan payable	8,491,403	6,623,295	-	-	6,623,295
Exercise of stock options	133,333	74,892	(26,892)	-	48,000
Exercise of share purchase and finder's warrants	5,838,100	4,648,553	(1,076,451)	-	3,572,102
Share-based payments	-	-	689,160	-	689,160
Restricted share units vested	214,000	166,900	-	-	166,900
Warrants issued for loans payable (Note 7)	-	-	113,249	-	113,249
Foreign currency translation adjustment	-	-	(3,594)	-	(3,594)
Dividend paid	-	-	-	(1,248,136)	(1,248,136)
Loss for the period	-	-	-	(1,255,084)	(1,255,084)
Balance as at February 28, 2019	121,233,576	$71,078,704	$7,505,354	$(29,531,230)	$49,052,828

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019 AND 2018

1.	NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") was incorporated in Canada on May 11, 1983. In December 2016, Metalla completed a share consolidation and became a precious metals royalty and streaming company, who is engaged in the acquisition and management of precious metal royalties, streams, and similar production-based interests. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol “MTA”. The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $29,740,202 as at February 28, 2019 (May 31, 2018 - $27,028,010) and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company’s ability to generate profitable earnings in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance and cash flows from operating activities will be sufficient to fund the operations of the Company for fiscal 2019.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and measurement

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended May 31, 2018.

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended May 31, 2018, except for those noted below. The Company’s interim results are not necessarily indicative of its results for a full year.

Accounting standards adopted during the period

Revenue recognition

Effective June 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). The Company elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting this standard at the date of initial recognition. Comparative information has not been restated and continues to be reported under IAS 18 Revenue (“IAS 18”). The Company has concluded that there was no cumulative effect adjustment required to be recognized at June 1, 2018. The details of the accounting policy changes are described below.

Revenue is comprised of revenue earned in the period from royalty and mineral stream interests. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities. For the Company’s royalty and stream interests, revenue recognition occurs when the relevant commodity is transferred to the end customer by the operator of the related property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty or stream agreement.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Accounting standards adopted during the period (cont’d…)

Revenue recognition (cont’d…)

In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known. Under the terms of certain royalty and stream agreements, revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Provisionally-priced revenues are initially recognized based on forward prices. Adjustments to revenue from metal prices are recorded at each reporting period and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Financial instruments

Effective June 1, 2018, the Company has adopted IFRS 9 Financial Instruments (“IFRS 9”). Prior periods were not restated, and no material changes resulted from adopting this new standard. IFRS 9 introduced a revised model for classification and measurement, and while this has resulted in several financial instrument classification changes, as presented in Note 12, there were no quantitative impacts from adoption. The details of the accounting policy changes are described below.

IFRS 9 largely retains the existing requirements in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables, and available for sale.

Under IFRS 9, on initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL.

Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

The classification determines the method by which the financial assets are carried on the consolidated statement of financial position subsequent to initial recognition and how changes in value are recorded. The following accounting policies apply to the subsequent measurement of financial assets.

•	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
•

Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…) Accounting standards adopted during the period (cont’d…)

Financial instruments (cont’d…)

•

Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

Financial liabilities are designated as either fair value through profit or loss, or other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the consolidated statement of financial position subsequent to inception and how changes in value are recorded. Other financial liabilities are carried on the consolidated statement of financial position at amortized cost. The Company completed an assessment of its financial instruments as at June 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	IAS 39	IFRS 9
Financial assets
Cash	Loans and receivables	Amortized costs
Receviables from provisional sales	FVTPL	FVTPL
Financial liabilities
Trade payable and accrued liabilities	Loans and receivables	Amortized costs
Loan payable	Loans and receivables	Amortized costs

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk. For its trade receivables from provisional sales, the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. There was no adjustment relating to the implementation of the expected credit loss model for the Company’s trade receivables from provisional sales.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019 AND 2018

3.	TRADE RECEIVABLES AND OTHER

	February 28	May 31
	2019	2018
Trade receivables	$128,769	$21,054
GST recoverable	150,999	35,648
Prepaid expenses and deposits	204,433	127,719
	$484,201	$380,421

As at February 28, 2019 and May 31, 2018, the Company did not have any trade receivables that were past due. The Company’s allowance for doubtful accounts at February 28, 2019 and May 31, 2018 was $Nil.

4.	ROYALTY AND STREAM INTERESTS

	Coeur		Other
	stream and	Santa	royalty
	royalty interests	Gertrudis	interests	Total
As at May 31, 2018	$12,489,778	$-	$4,541,185	$17,030,963
ValGold acquisitions	-	-	8,393,189	8,393,189
Santa Gertrudis acquisitons	-	15,822,780	-	15,822,780
COSE acquisitions	-	-	2,080,275	2,080,275
15 Mile Stream acquisitions	-	-	5,281,515	5,281,515
Other additions	5,329	-	334,661	339,989
Depletion and recoveries	(2,242,301)	-	-	(2,242,301)
Currency translation adjustments	114,836	-	-	114,836
As at February 28, 2019	$10,367,642	$15,822,780	$20,643,397	$46,833,819

Historical costs	$16,194,508	$15,822,780	$20,643,397	$52,660,685
Accumulated depletion	$(5,826,866)	$-	$-	$(5,826,866)

15 Mile Stream acquisition

In February 2019, the Company entered into a purchase and sale agreement to acquire a 1.0% net smelter return (“NSR”) royalty on Atlantic Gold Corporation’s 15 Mile Stream project for $2,920,720 or US$2,200,000 in cash and 2,619,000 common shares valued at $2,357,100. In addition, there were acquisition costs of $3,695. This NSR royalty is in connection with two claims which covers the Egerton-Maclean, Hudson, 149 East Zone, and the majority of the Plenty deposit, which collectively comprise the 15 Mile Stream project located in Nova Scotia, Canada. This NSR royalty covers all products minded or otherwise recovered from the 15 Mile Stream project.

Dufferin East acquisition

In January 2019, the Company acquired a 1.0% NSR royalty for $315,000 in cash on the Dufferin East project located in Nova Scotia, Canada, which is operated by Resource Capital Gold Corp. In addition, there were acquisition costs of $19,661.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019 AND 2018

4.	ROYALTY INTERESTS AND DEFERRED ACQUISITION COSTS (cont’d…)

Cap-Oeste Sur East acquisition

In December 2018, the Company entered into a definitive agreement to acquire a 1.5% NSR royalty for $2,014,065 or US$1,500,000 in cash from Patagonia Gold S.A. (“Patagonia Gold”). In addition, there were acquisition costs of $66,210. This NSR royalty is in connection with certain mining rights located on the Cap-Oeste Sur East (the “COSE”) property located in the province of Santa Cruz, Argentina and includes a NSR on all products mined or otherwise recovered from the COSE property, which is a gold and silver project that is 100%-owned by Minera Triton Argentina S.A., a wholly-owned subsidiary of Pan American Silver Corp. This agreement also includes a right of first refusal in favour of Metalla to acquire a future NSR royalty that may be granted by, or received by, the Patagonia Gold (or its affiliate) on its Cap-Oeste mine.

Santa Gertrudis acquisitions

In November 2018, the Company entered into a purchase and sale agreement to acquire a 2.0% NSR royalty payable by Agnico Eagle Mines Limited (“Agnico”) on the Santa Gertrudis gold property in Sonora, Mexico from GoGold Resources Inc. (“GoGold”) for $15,759,540 or US$12,000,000. The Company paid US$6,000,000 in cash and GoGold exercised its right to take US$6,000,000 of the purchase price in 10,123,077 common shares of the Company (valued at $0.78 per share on November 7, 2018). In addition, there were acquisition costs of $63,240.

ValGold acquisitions

In July 2018, the Company completed its plan of arrangement to acquire all outstanding common shares of ValGold Resources Ltd. (“ValGold”), who held two NSR royalties and an exploration and evaluation project. Under the terms of arrangement, shareholders of ValGold received 0.1667 common shares of the Company for each ValGold common share held (the “Exchange Ratio”). On the closing date:

•	the Company issued 9,659,973 common shares (valued at $0.78 per share on August 31, 2018) in exchange for common shares and in-the-money stock options of ValGold; and
•	share purchase warrants of ValGold outstanding remained exercisable to acquire up to 2,616,831 common shares of the Company at $0.60 (Note 9).

The purchase price allocation for the ValGold acquisitions is as follow:

Considerations paid:
Common shares issued	$7,631,342
Reserve for ValGold share purchase warrants	830,810
Acquisition costs	171,187
8,633,339
Net asset acquired:
Cash	$588,533
Trade receivables and other	39,673
ValGold royalty interests	8,393,189
Trade and other payables	(388,056)
$8,633,339

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019 AND 2018

4.	ROYALTY INTERESTS AND DEFERRED ACQUISITION COSTS (cont’d…)

ValGold acquisitions (cont’d…)

The share purchase warrants of ValGold outstanding on the closing date remained exercisable for common shares of the Company at $0.60 per share until October 6, 2019 (Note 9). The fair value of these share purchase was estimated at $0.32 per share or $830,810 using the Black-Scholes option pricing model with assumptions as follows: risk-free interest rate of 2.07%, expected dividend yield of 0.57% quarterly, expected stock price volatility of 73%, expected life of 1.1 years, and forfeiture rate of 0%. The Company acquired the following non-current assets:

Garrison Project NSR

A 2.0% NSR royalty payable by Osisko Mining Inc. (“Osisko”) on the claims for (a) the Garrcon and Jonpol properties and (b) the eastern portion of the 903 Zone within its wholly-owned Garrison Project, which consists of a portfolio of properties spanning along the Destor-Porcupine Fault Zone in Ontario, Canada.

Los Platos Project NSR

A 1.5% NSR royalty on the Los Platos exploration project located in Venezuela, which ValGold sold in July 2018 for a retained royalty interest.

Tower Mountain Project

The Tower Mountain Project located in Ontario, Canada is wholly-owned by ValGold, who has completed an Independent Mineral Resource Estimation report in February 2006 indicating inferred resource of 151,000 ounces in a bulk tonnage model within 7,150,000 tonnes at an average grade of 0.66 grams per tonne gold. The Company intends to sell this project and retain a royalty interest on the sale.

5.	INVESTMENT IN SILVERBACK

The Company, through its wholly-owned subsidiary, holds 15% interest in Silverback Ltd. (“Silverback”), who is a privately held company, whose sole business is the receipt and distribution of the net earnings of the New Lukia Gold Mine (“NLGM”) silver stream. Distributions to the shareholders are completed on an annual basis at minimum. Given terms of the shareholders’ agreement governing the policies over operations and distributions to shareholders, the Company’s judgment is that it has significant influence over Silverback, but not control and therefore equity accounting is appropriate.

	February 28	May 31
As at	2019	2018
Opening balance	$2,412,873	$2,558,528
Income in Silverback for the period/year	85,182	168,778
Distribution	-	(314,433)
Ending balance	$2,498,055	$2,412,873

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019 AND 2018

5.	INVESTMENT IN SILVERBACK (cont’d…)

Summarized financial information for the nine months ended February 28, 2019 and 2018 of Silverback is as follow:

	Nine months	Nine months
	ended	ended
	February 28	February 28
Denominated in US dollars	2019	2018
Current assets	$1,649,005	$1,482,013
Non-current assets	3,484,827	-
Total assets	5,133,832	$1,482,013
Total liabilities	(140,000)	(60,000)
Revenue from stream interest	1,248,542	247,866
Depletion	(756,503)	-
Net income and comprehensive income for the period	$432,039	$1,291,921

6.	TRADE AND OTHER PAYABLES

	February 28	May 31
	2019	2018
Trade payables and accrued liabilities	$579,157	$333,705
GST and income taxes payable	386,504	23,301
	$965,661	$357,006

7.	LOANS PAYABLE

	February 28	May 31
	2019	2018
Opening balance	$8,831,653	$15,067
Additions	2,633,733	8,332,041
Inducements	(192,261)	-
Interest expense	310,750	356,798
Repayments	(1,944,775)	(188,762)
Settlements	(6,623,295)	-
Currency translation adjustments	166,861	31 ,509
Ending balance	3,182,666	8,831,653
Less: current portion	2,557,702	178,980
Long term portion	$624,964	$8,652,673

In December 2018, the Company entered into a loan arrangement for $324,935 or US$250,000, which has a stated rate of 5% per annum and a term of one year. As an inducement, the Company provided the lenders in aggregate an origination discount of $10,050 or US$7,500 and 75,000 share purchase warrants exercisable at $0.85 per share for two years, valued at $13,104.

In November 2018, the Company entered into three loan arrangements for aggregate proceeds of $2,298,748 or US$1,750,000, which has a stated rate of 5% per annum and a term of one year. As an inducement, the Company provided the lenders in aggregate an origination discount of $68,962 or US$52,500 and 525,000 share purchase warrants exercisable at $0.85 per share for two years, valued at $100,145.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019 AND 2018

7.	LOANS PAYABLE (cont’d…)

In July 2017, the Company entered into a convertible debenture agreement for $8,332,041 or US$6,677,476 with Coeur Mining, Inc. (“Coeur”), in connection with the acquisition of certain royalty and stream interests from Coeur, which has a stated rate of 5% per annum payable every six months and a term of ten years. The principal balance of the convertible debenture will automatically be converted into common shares of the Company at the time of future equity financings or future asset acquisitions and enables Coeur to maintain a 19.9% interest in the Company until the outstanding principal balance is either converted in full or otherwise repaid. During the nine months ended February 28, 2019, the Company issued 8,491,403 (2018 - Nil) common shares, valued at $0.78 or $6,623,295 (2018 - $Nil), on conversion of the debenture owed to Coeur. As at February 28, 2019, the Company owed $641,986 (May 31, 2018 - $8,831,653), which included the accrued interest expense and the full remainder balance has been converted into common shares of the Company subsequently (Note 14).

8.	INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	February 28	February 28
For the nine months ended	2019	2018
Income (loss) before income taxes	$(654,196)	$(1,614,365)
Canadian federal and provincial income tax rates	27.00%	26.50%
Expected income tax expense (recovery) at statutory income tax rate	(176,533)	(422,507)
Difference between Canadian and foreign tax rate	(13,575)	(46,341)
Permanent differences	279,537	151,916
Changes in unrecognized deferred tax assets	511,459	482,680
Other adjustments	-	(15,477)
Total income tax expense	$600,888	$150,271

Current income tax expense	$413,411	$213,438
Deferred income tax expense (recovery)	$187,477	$(63,167)

9.	SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value.

Issued share capital

In December 2018 and January 2019, the Company completed a non-brokered private placement for $6,799,072 by issuing 8,716,758 units at $0.78 per unit. Each unit consisted of one common share and one-half share purchase warrant, where each full warrant is exercisable at $1.17 per share for two years, subject to acceleration if the share price is at or above $1.50 per share for ten consecutive trading days. Under the relative fair value method, the warrants were assigned a fair value of $456,252. The Company paid/accrued share issue costs of $403,107 and issued 441,240 finder’s warrants (valued at $98,350) exercisable at $0.78 per share for two years.

During the nine months ended February 28, 2019, the Company issued 37,078,839 (2018 - 18,015,264) common shares pursuant to the acquisitions of royalty interests, conversion on loan payable, vesting of RSUs, and exercise of share purchase warrants and options.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019 AND 2018

9.	SHARE CAPITAL (cont’d…) Stock options

The continuity of stock options for the nine months ended February 28, 2019 are as follows:

		Balance				Balance
	Exercise	May 31			Expired/	February 28
Expiry date	price	2018	Granted	Exercised	Cancelled	2019
Feb 28, 2019	0.36	100,000	-	(100,000)	-	-
Jul 15, 2021	0.21	1,333,334	-	-	-	1,333,334
Nov 15, 2021	0.30	100,000	-	-	-	100,000
Nov 30, 2021	0.33	466,667	-	-	-	466,667
Mar 06, 2022	0.58	412,500	-	-	-	412,500
Jul 31, 2022	0.54	1,825,000	-	-	-	1,825,000
Mar 01, 2023	0.64	1,500,000	-	-	-	1,500,000
Sep 18, 2023	0.73	-	1,550,000	-	-	1,550,000
Jan 04, 2024	0.81	-	1,500,000	-	-	1,500,000
Outstanding		5,737,501	3,050,000	(100,000)	-	8,687,501
Weighted average exercise price		$0.47	$0.77	$0.36	$-	$0.57

As at February 28, 2019, 8,687,501 (May 31, 2018 - 4,237,501) stock options outstanding were exercisable and the weighted average remaining life of the stock options outstanding was 3.75 (May 31, 2018 - 3.92) years.

Restricted share units

During the nine months ended February 28, 2019, the Company issued 214,000 (2018 – 48,000) RSUs to directors and officers of the Company. For the fair value method for share-based payments, the Company determined the fair value of the RSUs issued to be $166,900 or $0.78 per share (2018 - $28,800 or $0.60 per share).

Share-based payments

During the nine months ended February 28, 2019, the Company granted 3,050,000 (2018 - 1,900,000) stock options to employees, directors, officers, and consultants of the Company. In accordance with the vesting terms of the stock options granted, the Company recorded a charge to share-based payments expense of $689,160 (2018 - $624,429) with offsetting credit to reserve for the nine months ended February 28, 2019.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019 AND 2018

9.	SHARE CAPITAL (cont’d…)

Share-based payments (cont’d…)

The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	February 28	February 28
Weighted average:	2019	2018
Risk free interest rate	2.05%	1 .65%
Expected dividend yield	0.59%	0.00%
Expected stock price volatility	57%	74%
Expected life in years	5	5
Forfeiture rate	0%	0%

Warrants

The continuity of share purchase warrants and finder’s warrants for the nine months ended February 28, 2019 are as follows:

		Balance				Balance
	Exercise	May 31			Expired/	February 28
Expiry date	price	2018	Issued	Exercised	Cancelled	2019
Nov 30, 2018	$0.45	2,170,817	-	(1,906,650)	(264,167)	-
Feb 28, 2019(1)	0.75	150,000	-	(150,000)	-	-
Mar 02, 2019(1)	0.75	3,234,018	-	(2,332,818)	-	901,200
Mar 29, 2019(1)	0.75	200,000	-	-	-	200,000
Mar 31 , 2019(1)	0.75	209,500	-	(169,500)	-	40,000
Apr 07, 2019(1)	0.75	125,000	-	(50,000)	-	75,000
May 31 , 2019	0.75	1,000,000	-	-	-	1,000,000
Oct 06, 2019	0.60	-	2,616,825	(895,799)	-	1,721,026
Nov 08, 2020	0.85	-	525,000	-	-	525,000
Dec 05, 2020	0.85	-	75,000	-	-	75,000
Dec 21 , 2020	1.17	-	2,487,330	-	-	2,487,330
Jan 04, 2021	1.17	-	2,312,289	-	-	2,312,289
Aug 11 , 2021	0.45	383,333	-	-	-	383,333
Aug 30, 2021	0.45	83,333	-	-	-	83,333
Sep 19, 2021	0.45	333,333	-	(333,333)	-	-
Total		7,889,334	8,016,444	(5,838,100)	(264,167)	9,803,511
Weighted average exercise price		$0.64	$0.94	$0.61	$0.45	$0.90

(1)Expiry may be accelerated, if closing price of the Company's common shares is $1.00 or greater for ten consecutive trading days

As at February 28, 2019, the weighted average remaining life of the share purchase warrants outstanding is 1.25 (May 31, 2018 - 0.98) years.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019 AND 2018

10.	RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Salary	Share-based
Nine months ended February 28, 201 9	or fees	payments	Total
Management	$421,536	$320,519	$742,055
Directors	120,183	404,694	524,877
	$541,719	$725,213	$1,266,932

	Salary	Share-based
Nine months ended February 28, 201 8	or fees	payments	Total
Management	$261,815	$345,078	$606,893
Directors	25,000	279,351	304,351
	$286,815	$624,429	$911,244

As at February 28, 2019, the Company had $Nil (May 31, 2018 - $70,833) due to directors and management related to expense reimbursements, which have been included in accounts payable and accrued liabilities.

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Net change in non-cash working capital items

	Nine months	Nine months
	ended	ended
	February 28	February 28
	2019	2018
Trade receivables and other	$(64,107)	$1,029,585
Trade and other payables	220,599	(52,720)
Net change in non-cash working capital items	$156,492	$976,865

Significant non-cash investing and financing activities

During the nine months ended February 28, 2019, the Company:

a)	issued 10,123,077 common shares, valued at $7,896,000, for the acquisition of the Santa Gertrudis NSR (Note 4);
b)

issued 9,659,926 common shares and reserved 2,616,825 common shares for outstanding share purchase warrants of ValGold with an aggregate value of $8,462,152, for net assets acquired form ValGold (Note 4);

c)	issued 2,619,000 common shares, valued at $2,357,100, for the acquisition of the 15 Mile Stream NSR (Note 4);
d)	provided loan inducements of $192,261 in cash and share purchase warrants (Note 7);
e)	reallocated $1,076,451 from reserves for 5,838,100 share purchase warrants exercised; and
f)	reallocated $26,892 from reserves for 100,000 stock options exercised.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019 AND 2018

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont’d…) Significant non-cash investing and financing activities (cont’d…) During the nine months ended February 28, 2018, the Company:

a)	issued 14,546,597 common shares and a convertible debenture, with aggregate value of $16,187,203, for net assets acquired form Coeur;
b)	reallocated $1,035,820 of deferred acquisition costs to royalty and stream interests on the closing of the Matamec acquisition;
c)	reallocated $343,094 of stream interest depletion to the carrying amount of inventory received but not yet sold at the reporting date;
d)	reallocated $384,559 from reserves for 566,666 stock options exercised; and
e)	reallocated $276,179 from reserves for 2,116,667 share purchase warrants exercised.

12.	FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	February 28	May 31
	2019	2018
Financial assets
Amortized cost:
Cash	$3,769,730	$4,817,357
Fair value through profit or loss:
Receivables from provisional sales	128,769	217,054
	$3,898,499	$5,034,411
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$579,157	$333,705
Loans payable	3,182,666	8,831,653
	$3,761,823	$9,165,358

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a)	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
b)	Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
c)	Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019 AND 2018

12.	FINANCIAL INSTRUMENTS (cont’d…) Fair value (cont’d…)

As at February 28, 2019, the Company’s financial instruments measured at fair value are as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Receivables from provisional sales	$-	$128,769	$-	$128,769

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Receivable from provisional sales includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity forward prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company’s loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates.

Capital risk management

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at February 28, 2019 are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit risk

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

Liquidity risk

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company’s non-current liability are disclosed in Note 7. All current liabilities are settled within one year.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2019 AND 2018

12.	FINANCIAL INSTRUMENTS (cont’d…) Currency risk

As at February 28, 2019, the Company is exposed to currency risk through the following monetary assets and liabilities:

US
dollar
Cash	$805,839
Trade receivables and other	73,494
Trade and other payables	(310,647)
Loans payable	(2,417,394)
Net exposure	$(1,848,708)

Canadian dollar equivalent	$(2,433,952)

Based on the above net exposure, as at February 28, 2019, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $24,000 in the Company’s pre-tax income or loss.

13.	COMMITMENTS

The Company may be required to make payments in cash and/or common shares related to its royalty interests (Note 4).

14.	EVENTS AFTER THE REPORTING DATE

Subsequent to February 28, 2019, the Company:

a)

entered into a convertible loan facility of $12,000,000 with Beedie Capital (“Beedie”) to fund acquisitions of new royalties and streams. The loan will be funded by way of an initial advance of $7,000,000 within 90 days from closing and the remaining $5,000,000 will be available for subsequent advances in minimum tranches of $1,250,000. The loan facility carried an interest rate of 8.0% on advanced funds and 2.5% on standby funds available, with the principal payment due 48 months after the date the financing is completed. At the option of Beedie, the principal amount of the loan will be convertible into common shares of the Company at a conversion price of $1.39 per share;

b)

entered into a purchase and sale agreement to acquire a portfolio of eighteen royalties from Alamos Gold Inc. and its affiliates for total consideration of US$8,600,000 payable in common shares of the Company;

c)	settled its convertible debenture owed to Coeur with the final conversion into 738,241 common shares of the Company; and

d)	issued 1,513,728 common shares for the exercise of share purchase warrants for $1,057,794, where 226,000 share purchase warrants expired unexercised.